Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
Expensify Limited	England and Wales
Expensify Australia Pty Ltd	Australia
Expensify Canada Inc.	Canada
Expensify Netherlands B.V.	Netherlands
401 SW 5th Ave LLC	Delaware
Expensify Payments LLC	Delaware
Expensify Lounge LLC	Delaware